02033558

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

The Merchants Bank
401(k) Employee Stock Ownership Plan
(Full Title of the plan)

MERCHANTS BANCSHARES, INC
(Name of issuer of the securities held pursuant to the plan)

275 Kennedy Drive
South Burlington, Vermont 05403
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Merchants Bank
401(k) Employee Stock
Ownersip Plan

Date 6-26-02

By Michael W. Breen
Michael Breen
Retirement Committee

Date 6/26/02

By Janet Spitler
Janet Spitler
Retirement Committee

THE MERCHANTS BANK

401(k) EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Schedules

(With Independent Auditors' Report)

December 31, 2001 and 2000

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
December 31, 2001 and 2000

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and consultants

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Independent Auditors' Report

To the Retirement Committee
of The Merchants Bank
South Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan as of December 31, 2001 and 2000 and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

April 15, 2002
VT Reg. No. 92-349

McSoley McCoy & Co.

THE MERCHANTS BANK
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Investments, at fair value (note 3):		
Corporate stock - Merchants Bancshares, Inc. (note 6)	$ 13,384,941	$ 8,928,779
Equity mutual funds	3,215,690	3,444,080
Money market funds	393,173	484,736
Participant loans receivable	436,691	351,168
Total investments	17,430,495	13,208,763
Cash	35,298	-
Receivables:		
Employee contribution receivable	-	20,498
Employer contribution receivable	-	37,148
Total receivables	-	57,646
Liabilities:		
Participant loans payable	1,976	6,949
Due to brokers	34,994	-
Net assets available for plan benefits	$ 17,428,823	$ 13,259,460

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

	Participant Directed Funds	Non Participant Directed: Holding Account	Non Participant Directed: Loan Fund	Total
Additions to net assets attributed to:				
Investment income:				
Net appreciation in fair value of investments (note 3)	$ 3,910,756	$ -	$ -	$ 3,910,756
Interest and dividend income	466,042	(4,137)	(6)	461,899
Total investment income	4,376,798	(4,137)	(6)	4,372,655
Contributions:				
Participant contributions	635,423	(9,051)	-	626,372
Employer contributions	776,302	-	-	776,302
Total contributions	1,411,725	(9,051)	-	1,402,674
Loan repayments	152,676	-	(152,676)	-
Total additions	5,941,199	(13,188)	(152,682)	5,775,329
Deductions from net assets attributed to:				
Benefits paid to participants	(1,568,311)	(4,273)	(33,382)	(1,605,966)
Loans to participants	(271,587)	-	271,587	-
Total deductions	(1,839,898)	(4,273)	238,205	(1,605,966)
Net increase (decrease) for the year	4,101,301	(17,461)	85,523	4,169,363
Net assets available for plan benefits:				
Beginning of the year	12,889,263	19,029	351,168	13,259,460
End of the year	$ 16,990,564	$ 1,568	$ 436,691	$ 17,428,823

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

	Participant Directed Funds	Non Participant Directed: Holding Account	Non Participant Directed: Loan Fund	Total
Additions to net assets attributed to:				
Investment income:				
Net appreciation in fair value of investments (note 3)	$ 448,683	$ -	$ -	$ 448,683
Interest and dividend income	656,939	(653)	-	656,286
Total investment income	1,105,622	(653)	-	1,104,969
Contributions:				
Participant contributions	600,312	(1,430)	-	598,882
Employer contributions	737,986	-	-	737,986
Total contributions	1,338,298	(1,430)	-	1,336,868
Loan repayments	107,935	-	(107,935)	-
Total additions	2,551,855	(2,083)	(107,935)	2,441,837
Deductions from net assets attributed to:				
Benefits paid to participants	(825,844)	3,651	(13,132)	(835,325)
Loans to participants	(170,721)	-	170,721	-
Total deductions	(996,565)	3,651	157,589	(835,325)
Net increase for the year	1,555,290	1,568	49,654	1,606,512
Net assets available for plan benefits:				
Beginning of the year	11,333,973	17,461	301,514	11,652,948
End of the year	$ 12,889,263	$ 19,029	$ 351,168	$ 13,259,460

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of Plan

The following description of The Merchants Bank 401(k) Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - Effective January 1, 1990, The Merchants Bank ("the Bank") established The Merchants Bank 401(k) Employee Stock Ownership Plan, as a replacement plan for The Merchants Bank Employee Stock Ownership Plan originally established January 1, 1980. The trustee of the Plan is the Merchants Trust Company ("the Trustee"), which is a wholly owned subsidiary of the Bank. The Bank is a wholly owned subsidiary of Merchants Bancshares, Inc.

The Plan covers the employees of the Bank and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Eligibility - All employees at least nineteen years old are eligible to participate in the Plan on the first entry date following the date the employee has completed at least six consecutive months of service regardless of the hours of service. The entry dates are January 1, April 1, July 1, and October 1 of each Plan year.

(c) Contributions - Contributions to the Plan are made by both the Bank and the employee. An individual employee may elect to contribute a percentage of his or her compensation not to exceed 15% and not exceeding a maximum of $10,500 for 2001 and 2000. The Bank's matching contribution is made on a discretionary basis, as a percentage of employee contributions or in any amount set by the Board of Directors of the Bank annually and communicated to the participants prior to the first day of the Plan year to which the Bank matching contribution shall apply. In addition, employees can make a supplemental contribution which will not be matched by the Bank. In 2001 and 2000, the Bank matched employee contributions at 200% ($2.00 for each $1.00) up to 4.5% of an employee's compensation, not to exceed $14,400.

(d) Vesting - Participants are immediately vested with respect to their contributions and the Bank's matching contributions made after December 31, 1989.

(e) Forfeitures - Forfeitures are used to reduce Bank matching contributions.

(f) Payment of Benefits and Withdrawals - Distributions from the Plan will be made in cash and Merchants Bancshares, Inc. common stock, based on the allocation of the participant's account balances at the time of distribution.

Description of Plan (continued)

(g) Participant Loans - All participants may borrow against their accounts. Loans shall not be less than $500 and not greater than the lesser of (1) $50,000, which must be reduced by the excess of the highest outstanding loan balance during the preceding twelve month period over the outstanding loan balance on the date the loan is made or (2) one half of the present value of the participant's vested nonforfeitable accrued benefits under the Plan. Loans carry an annual interest rate of 1% over the bank's prime rate. Only two loans per participant may be outstanding at any time. Loans are repaid over a period not greater than 60 months.

(h) Administrative Expenses - Plan expenses are offset by forfeitures. All plan expenses in excess of forfeitures are paid for by the plan sponsor.

(2) Summary of Significant Accounting Policies

(a) Accrual Basis - The accounting records of the Plan are maintained on the accrual basis of accounting.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee and are reported at fair value. Investments other than participant loans receivable are valued at quoted market prices in an active market as of the close of business on the last day of the year. Participant loans receivable are valued at estimated fair market value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

(c) Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments

Non-participant directed investments include participant loans receivable totaling $436,691 and $351,168 as of December 31, 2001 and 2000, respectively. Also included in non-participant directed investments are money market funds of $1,568 and $19,029 as of December 31, 2001 and 2000, respectively.

Investments (continued)

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

	2001	2000
Merchants Bancshares, Inc. Common Stock (557,706 shares in 2001 and 368,197 shares in 2000)	$ 13,384,941	$ 8,928,779
Janus Worldwide Fund (18,205 shares in 2000)	-	1,035,133
Warburg Pincus Emerging Growth Fund (20,938 shares in 2000)	-	751,664
	$ 13,384,941	$ 10,715,576

Investments are held and maintained by the Plan trustee. A description of the investment fund choices for 2001 follows:

(a) 401(k) ESOP Fund - This fund is invested in common stock of the Plan sponsor's parent, Merchants Bancshares, Inc. This fund is also invested in a stock liquidity money market.

(b) Automated Government Money Trust Fund - The objective is to seek current income consistent with stability of principal by investing in money market securities maturing in one year or less. The fund is appropriate for investors who seek a competitive return on the liquid portion of an investment portfolio.

(c) Federated GNMA Trust Fund - This fund seeks stable current income through a high-quality, professionally managed portfolio of U.S. government-guaranteed securities. It is appropriate for investors whose goals include greater stability of principal and higher current income than can be expected from investing only in common stocks.

(d) Federated Stock Trust Fund - This fund seeks long-term growth in value and income.

(e) Federated Managed Income Fund - The investment objective is to provide investors with current income. The fund is appropriate for investors who have a long-term investment horizon and whose goals include greater stability of principal or higher current income than can be expected from investing only in common stocks.

(f) Federated Managed Growth Fund - This fund seeks to provide investors with growth of capital. The fund is appropriate for investors whose goals include both capital growth and income.

(g) Federated Managed Conservative Growth Fund - This fund seeks to provide investors total return with an emphasis on income and capital appreciation.

Investments (continued)

(h) Federated Managed Moderate Growth Fund - The fund seeks to provide investors with capital appreciation with income as a secondary objective.

(i) Janus Worldwide Fund - The investment objective is to provide the potential to achieve long-term growth of capital, consistent with preservation of capital, by investing primarily in common stocks of companies of any size. The fund is appropriate for investors with a long-term investment horizon.

(j) Credit Suisse Emerging Growth Fund - The Warburg Pincus Emerging Growth Fund seeks capital appreciation by investing primarily in small and medium-size companies with positive earnings prospects. The fund is appropriate for investors with a long-term investment horizon who are willing to accept greater short-term changes in value for the potential of a higher long-term return.

(k) Federated Aggressive Growth Fund – The fund seeks to provide investors with long-term capital appreciation. The fund pursues the objective through U.S. common stocks of small, medium and large companies.

(l) Federated International Equity Fund – The fund seeks to provide investors with total return. The fund pursues its objective by investing in international stocks.

(m) Federated Growth Strategies Fund – The fund seeks to provide investors with capital appreciation. The fund pursues the objective through mid - to large – cap growth stocks.

(n) Federated Max - Cap Fund – The fund seeks to provide investors with investment results that correspond to the S + P 500 Index. The fund includes stocks weighted approximately the same as those in the S + P 500 Index.

Net appreciation (depreciation) in the fair value of investments during the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Mutual funds	$ (533,793)	$ (595,586)
Common stock - Merchants Bancshares, Inc.	4,444,549	1,044,269
	$ 3,910,756	$ 448,683

(4) Tax Credit Payroll-Based Employee Stock Ownership Provision (PAYSOP)

In 1982, the Board of Directors adopted a tax credit employee stock ownership plan provision. Under the provisions of former Code Section 41 of the Internal Revenue Code, the Bank received tax credits for its PAYSOP contributions to the Plan. PAYSOP participant account balances are included in the 401(k) ESOP Fund.

(5) Income Tax Status

The Plan previously received a determination letter from Internal Revenue Service on June 6, 1994. The letter states that the Plan is qualified under Section 401(k) of the Internal Revenue Code as a qualified employee stock ownership plan with a cash or deferred arrangement described in Code Section 401(k). As such, employee contributions through salary reduction, employer contributions and Plan earnings will not be taxable to participants until distributed or withdrawn from the Plan. The Plan has been amended since reviewing the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. In 2001, the Plan Document was revised to reflect amendments and legislative and tax code changes. The Plan Document was submitted to the Internal Revenue Service and a favorable determination letter dated March 21, 2002 was received.

(6) Related Party Transactions

At December 31, 2001 and 2000, the Plan held $13,384,941 and $8,928,779 of Merchants Bancshares, Inc. common stock, the Plan sponsor's parent.

(7) Plan Termination

The Bank intends to continue the Plan indefinitely; however, the Plan is voluntary on the part of the Bank, and the Bank reserves the right to modify or terminate the Plan at any time. In the event of Plan termination, participants will remain 100% vested in their accounts, net of any expense to the Plan.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per the financial statements	$ 17,428,823	$ 13,259,460
Amounts allocated to withdrawing participants	(14,380)	(222,528)
Net assets available for benefits per Form 5500	$ 17,414,443	$ 13,036,932

Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2001 and 2000:

	2001	2000
Benefits paid to participants per the financial statements	$ 1,605,966	$ 835,325
Add: Amounts allocated to withdrawing participants at December 31, 2001 and 2000	14,380	222,528
Less: Amounts allocated to withdrawing participants at December 31, 2000 and 1999	(222,528)	(34,659)
Benefits paid to participants per Form 5500	$ 1,397,818	$ 1,023,194

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
December 31, 2001

Schedule of Assets Held for Investment Purposes at End of Year

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Goldman Sachs Financial Sq Money Mkt	3,240.650	Units		3,241
	Federated Money Market Trust	14,146.210	Units		14,146
	Federated Auto Gov't Money Trust	375,785.690	Units		375,786
	Federated GNMA Fund	14,274.100	Shares		161,012
*	Merchants Bancshares	557,705.877	Shares		13,384,941
	Federated Stock Trust	18,009.150	Shares		611,231
	Warburg Pincus Emerging Growth	19,639.272	Shares		530,064
	Janus Worldwide Fund	18,974.754	Shares		831,853
	Federated Managed Income	18,056.517	Shares		183,815
	Federated Managed Conservative Growth	24,112.395	Shares		244,982
	Federated Managed Moderate Growth	22,335.049	Shares		243,675
	Federated Managed Growth	25,241.150	Shares		289,768
	Federated Max Cap Fund	2,535.183	Shares		58,892
	Federated Growth Strategies Fund	1,141.611	Shares		29,214
	Federated Aggressive Growth Fund	1,868.770	Shares		22,089
	Federated International Equity Fund	603.870	Shares		9,095
	Participant Loans	6.5% - 10%			436,691
					17,430,495